Exhibit 99.1

HUYA Inc. Announces Management Changes

GUANGZHOU, China, September 4, 2024 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced that Mr. Raymond Peng Lei has been appointed by the Company’s board of directors (the “Board”) to serve as Acting Co-Chief Executive Officer (“Acting Co-CEO”) and Chief Financial Officer of the Company, effective September 5, 2024. Mr. Lei will succeed Ms. Ashley Xin Wu as Acting Co-CEO and will jointly assume the duties of Chief Executive Officer of the Company with Mr. Junhong Huang, Director, Acting Co-CEO and Senior Vice President of the Company. Upon the appointment of Mr. Lei, Ms. Wu will continue to serve as Vice President of Finance of the Company.

“On behalf of the Board, we are delighted to welcome Raymond to Huya’s management team. His extensive management and financial expertise will support and propel Huya as the Company continues to advance its strategic transformation and business development. We would also like to express our gratitude for Ashley's contributions in her role as Acting Co-CEO over the past year,” said Mr. Songtao Lin, the Chairman of the Board.

Prior to joining Huya, Mr. Lei served as the finance director of Tencent Financial Technology (FiT). He first joined Tencent in 2004 and served in various finance roles during his tenure at Tencent of more than 18 years. Previously, Mr. Lei worked at PricewaterhouseCoopers for over 10 years, engaging in auditing and consulting services. Mr. Lei is a member of the Chinese Institute of Certified Public Accountants and received his bachelor's degree in economics from Shenzhen University in 1994.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China. As a technology-driven company, Huya offers rich and dynamic content across games, e-sports, and other entertainment genres where it has cultivated a large, highly engaged, interactive, immersive community of game enthusiasts. Building on its success in game live streaming and through close collaboration with game companies, e-sports tournament organizers, broadcasters and talent agencies, Huya is expanding its presence in the game industry, both domestically and internationally. By providing more innovative game-related services, the Company is committed to meeting the evolving needs of game enthusiasts, content creators, and industry partners.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the live streaming market and game market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com